Exhibit 99.2

Financial Information for the Year Ended December 31, 2019 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018

	As at December 31
	2019	2018
	$ millions
Current assets
Cash and cash equivalents	147	131
Short-term deposits and restricted cash	33	50
Trade receivables	39	35
Short-term derivative instruments	-	1
Other current assets	40	41
Asset held for sale	70	70
Total current assets	329	328
Non-current assets
Investments in associated companies	120	161
Long-term deposits and restricted cash	77	49
Long-term prepaid expenses	30	23
Long-term derivative instruments	2	-
Other non-current assets	58	68
Deferred payment receivable	204	189
Deferred taxes, net	2	1
Property, plant and equipment, net	668	635
Intangible assets, net	1	1
Right-of-use assets, net	17	-
Total non-current assets	1,179	1,127
Total assets	1,508	1,455
Current liabilities
Current maturities of loans from banks and others	46	23
Trade payables	36	48
Short-term derivative instruments	6	-
Current tax liabilities	-	7
Other current liabilities	16	12
Current maturities of lease liabilities	1	-
Total current liabilities	105	90
Non-current liabilities
Long-term loans from banks and others	504	488
Debentures	73	75
Deferred taxes, net	79	59
Non-current tax liabilities	29	27
Other non-current liabilities	1	-
Long-term lease liabilities	5	-
Total non-current liabilities	691	649
Total liabilities	796	739
Equity
Share capital	602	602
Translation reserve	18	1
Capital reserve	14	17
Accumulated (loss)/profit	(11)	29
Equity attributable to owners of the Company	623	649
Non-controlling interests	89	67
Total equity	712	716
Total liabilities and equity	1,508	1,455

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2019 and 2018

	For the year ended December 31,
	2019	2018
	$ millions
Revenue	373	364
Cost of sales and services (excluding depreciation)	(256)	(259)
Depreciation	(31)	(30)
Gross profit	86	75
Selling, general and administrative expenses	(36)	(34)
Other expenses	-	(1)
Other income	6	2
Financing expenses	(30)	(30)
Financing income	18	28
Financing expenses, net	(12)	(2)
Gain on third party investment in Qoros	-	504
Fair value loss on put option	(19)	(40)
Recovery of financial guarantee	11	63
Share in losses of associated companies, net of tax	(41)	(105)
(Loss)/profit before income taxes	(5)	462
Income taxes	(17)	(11)
(Loss)/profit for the year from continuing operations	(22)	451
Profit/(loss) for the year from discontinued operations
-Recovery of retained claims, net	25	4
-Other	(1)	(10)
	24	(6)
Profit for the year	2	445
Attributable to:
Kenon's shareholders	(14)	434
Non-controlling interests	16	11
Profit for the year	2	445

Basic/diluted profit/(loss) per share attributable to Kenon's shareholders (in dollars):
Basic/diluted (loss)/profit per share	(0.25)	8.07
Basic/diluted (loss)/profit per share from continuing operations	(0.71)	8.17
Basic/diluted profit/(loss) per share from discontinued operations	0.46	(0.10)

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	For the year ended December 31
	2019	2018
	$ millions
Cash flows from operating activities
Profit for the year	2	445
Adjustments:
Depreciation and amortization	31	30
Impairment of assets and investments	-	5
Financing expenses, net	12	2
Share in losses of associated companies, net	41	105
Net change in fair value of derivative financial instruments	-	1
Recovery of financial guarantee	(11)	(63)
Gain on third party investment in Qoros	-	(504)
Fair value loss on put option	19	40
Write down of other payables	-	1
Retained claim	(30)	-
Share-based payments	2	2
Income taxes	23	16
	89	80
Change in trade and other receivables	4	9
Change in trade and other payables	(5)	(35)
Cash generated from operating activities	88	54
Income taxes paid, net	(2)	(2)
Net cash provided by operating activities	86	52

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
For the years ended December 31, 2019 and 2018

	For the year ended December 31
	2019	2018
	$ millions
Cash flows from investing activities
Short-term deposits and loans, net	20	(29)
Investment in long-term deposits, net	(25)	(14)
Cash paid for asset acquisition, less cash acquired	-	(2)
Proceeds from sale of subsidiary less cash sold	1	-
Income tax paid	(6)	(170)
Investment in associates	-	(90)
Acquisition of property, plant and equipment	(34)	(69)
(Payment of)/proceeds from realization of long-term deposits	(3)	18
Interest received	2	13
Payment of transactions in derivatives, net	(1)	-
Proceeds from dilution of third party investment in Qoros	-	260
Receipt from recovery of financial guarantee	11	18
Payment of transaction cost for sale of subsidiaries	-	(48)
Insurance claim received	30	-
Net cash used in investing activities	(5)	(113)

Cash flows from financing activities
Dividend paid to non-controlling interests	(33)	(8)
Dividends paid	(65)	(100)
Capital distribution	-	(665)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	76	-
Receipt of long-term loans and issuance of debentures	-	34
Repayment of long-term loans and debentures, derivative financial instrument and lease liabilities	(30)	(376)
Short-term credit from banks and others, net	-	(77)
Purchase of non-controlling interest	(1)	-
Interest paid	(21)	(25)
Net cash used in by financing activities	(74)	(1,217)

Increase/(decrease) in cash and cash equivalents	7	(1,278)
Cash and cash equivalents at beginning of the year	131	1,417
Effect of exchange rate fluctuations on balances of cash and cash equivalents	9	(8)
Cash and cash equivalents at end of the year	147	131

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	OPC	Quantum	Other	Total
	$ millions
2019
Revenue	373	-	-	373

Adjusted EBITDA	105	-	(18)	87
Depreciation and amortization	(31)	-	-	(31)
Financing income	2	-	16	18
Financing expenses	(28)	-	(2)	(30)
Other items:
Fair value loss on put option	-	(19)	-	(19)
Share in losses of associated companies	-	(37)	(4)	(41)
Recovery of financial guarantee	-	11	-	11
Profit / (Loss) before taxes	48	(45)	(8)	(5)
Income Taxes	(14)	-	(3)	(17)
Profit / (Loss) from continuing operations	34	(45)	(11)	(22)

Segment assets	1,000	72	246	1,318
Investments in associated companies	-	106	84	190
				1,508
Segment liabilities	762	-	34	796

	OPC	Quantum	Other	Adjustments	Total
	$ millions
2018
Revenue	363	-	1	-	364

Adjusted EBITDA	91	-	(19)	-	72
Depreciation and amortization	(30)	-	(1)	-	(31)
Financing income	2	10	48	(32)	28
Financing expenses	(27)	(2)	(33)	32	(30)
Other items:
Gain on third party investment in Qoros	-	504	-	-	504
Fair value loss on derivative asset	-	(40)	-	-	(40)
Share in losses of associated companies	-	(78)	(27)	-	(105)
Write back of financial guarantee	-	63	-	-	63
Profit / (Loss) before taxes	36	457	(31)	-	462
Income Taxes	(10)	-	(1)	-	(11)
Profit / (Loss) from continuing operations	26	457	(32)	-	451

Segment assets	893	92	239	-	1,224
Investments in associated companies		139	92	-	231
					1,455
Segment liabilities	700	-	39	-	739

Information regarding associated companies

	Asset held for sale		Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		as at		for the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	$ millions		$ millions		$ millions
ZIM	-	-	84	92	(4)	(27)
Qoros	70	70	36	69	(37)	(78)
	70	70	120	161	(41)	(105)

Appendix B

Summary OPC consolidated financial information

OPC’s Consolidated Statement of Profit & Loss

	For the year ended December 31,
	2019	2018
	US$ million	US$ million
Continuing Operations
Revenue	373	363
Cost of sales (excluding depreciation and amortization)	(256)	(258)
Depreciation and amortization	(31)	(30)
Gross profit	86	75
Selling, general and administrative expenses	(18)	(14)
Other income	6	-
Financing expenses	(28)	(27)
Financing income	2	2
Financing expenses, net	(26)	(25)
Profit before taxes	48	36
Income taxes	(14)	(10)
Net profit for the period	34	26

Attributable to:
Equity holders of the company	25	20
Non-controlling interest	9	6
Net profit for the period	34	26

Summary Data from OPC’s Consolidated Statement of Cash Flows

	Year ended December 31,
	2019	2018
	US$ million
Cash flows provided by operating activities	109	86
Cash flows used in investing activities	(41)	(102)
Cash flows used in financing activities	(54)	(34)
Increase/(decrease) in cash and cash equivalents	14	(50)
Cash and cash equivalents at end of the period	111	88
Total depreciation and amortization	31	30

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2019	December 31, 2018
	US$ million
Total financial liabilities[1]	622	586
Total liquid assets[2]	152	141
Total equity attributable to the owners	228	181
Total assets	1,011	905

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and debt service reserves (out of restricted cash)

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents EBITDA, which is considered to be a non-IFRS financial measure.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Year Ended December 31, 2019
US$ million
Total
Net profit for the period	34
Depreciation and amortization	31
Financing expenses, net	26
Income tax expense	14
EBITDA	105

Year Ended December 31, 2018
US$ million
Total
Net profit for the period	26
Depreciation and amortization	30
Financing expenses, net	25
Income tax expense	10
EBITDA	91

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as at December 31, 2019 and 2018 (in US$ millions):

As at December 31, 2019	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	346	194	82	-	622
Cash and cash equivalents and short-term deposits	33	3	74	1	111
Debt service reserves (out of the restricted cash)	22	-	19	-	41

As at December 31, 2018	OPC-Rotem	OPC-Hadera	OPC Energy	Total

Debt (including accrued interest)	336	172	78	586
Cash and cash equivalents and short-term deposits	26	12	77	115
Debt service reserves (out of the restricted cash)	14	-	12	26

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the OPC-Rotem plant and the Hadera energy center (kWh in millions):

	For the year ended December 31,
	2019	2018
Sales to private customers	3,928	3,849
Sales to the system administrator	102	116
Total sales	4,030	3,965

	For the year ended December 31,
	2019	2018
Net generation of electricity	3,811	3,383
Purchase of electricity from the system administrator	219	582
Total volume of electricity generated and purchases from the system administrator	4,030	3,965

	For the year ended December 31,
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	99%	3,727	87%	3,299
OPC-Hadera	94%	84	94%	84